

14046731

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION **SEC**
Washington, D.C. 20549 **Mail Processing**
Section

ANNUAL AUDITED REPORT
FORM X-17A-5   FEB 28 2014
PART III   Washington DC
404

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SEC FILE NUMBER
8-44779

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2013 AND ENDING December 31, 2013
       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hunter Associates, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

436 Seventh Avenue, Koppers Building, 5th Floor
                            (No. and Street)

Pittsburgh   PA   15219
       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
 Brad J. Marshall   412-765-8927
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lally & Co., LLC
                    (Name – if individual, state last, first, middle name)

5700 Corporate Drive, Suite 800   Pittsburgh   PA   15237
       (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ___Brad J. Marshall___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Hunter Associates, Inc.___ , as of ___December 31___ , 20 _13_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

JODI F. POWERS, Notary Public
In and for the State of Ohio
My Commission Expires March 12, 2018

_____
Signature

___Cheif Financial Officer___
Title

Jodi F. Powers
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors' report on internal accounting control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

HUNTER ASSOCIATES, inc.
(A Wholly Owned Subsidiary of H.A. Holdings, inc.)

FINANCIAL STATEMENTS
AND
ACCOMPANYING INFORMATION

DECEMBER 31, 2013



Lally & Co.
CPAs and Business Advisors

HUNTER ASSOCIATES, inc.
FINANCIAL STATEMENTS
AND
ACCOMPANYING INFORMATION
DECEMBER 31, 2013

CONTENTS



Lally&Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Hunter Associates, inc.
Pittsburgh, Pennsylvania

We have audited the accompanying financial statements of **Hunter Associates, inc.** (the "Company"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in liabilities subordinated to claims of general creditors, changes in stockholder's equity (deficit), and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Hunter Associates, inc.** as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Other Matters

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the supplementary schedules on pages 14 through 16 is presented for additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the supplementary schedules has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with U.S. generally accepted auditing standards. In our opinion, the information in the supplementary schedules is fairly stated in all material respects in relation to the financial statements as a whole.

As disclosed in note 5 to the financial statements, the Company has significant transactions with a related party.

[signature]

February 18, 2014

HUNTER ASSOCIATES, inc.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash and Cash Equivalents	$	869,731
Due From Clearing Broker		312,406
Securities Owned - At Fair Value		974,643
Prepaid and Other Assets		162,789
Furniture and Equipment - At Cost, Less Accumulated Depreciation of Approximately $934,000		297,268
Total Assets	$	2,616,837

LIABILITIES AND STOCKHOLDER'S DEFICIT

Liabilities

Accounts Payable, Accrued Expenses, and Other Liabilities	$	623,376
Subordinated Debt - Related Parties		2,400,000
Total Liabilities		3,023,376

Stockholder's Deficit

Common Stock - Par Value $1 Per Share; 10,000 Shares Authorized; 1,000 Shares Issued and Outstanding		1,000
Additional Paid-In Capital		1,211,030
Accumulated Deficit		(1,618,569)
Total Stockholder's Deficit		(406,539)
Total Liabilities and Stockholder's Deficit	$	2,616,837

The accompanying notes are an integral part of these financial statements.

HUNTER ASSOCIATES, inc.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2013

REVENUE

Investment Advisory Fees	$	4,330,394
Mutual Fund Commissions and Fees		1,834,756
Commissions and Fees		1,436,101
Other		276,077
Interest and Dividends		12,712
Net Dealer Principal Gains		9,662
Total Revenue		7,899,702

EXPENSES

Employee Benefits and Compensation	5,092,371
Management Fees - Related Party	691,460
Other	458,071
Professional Fees	251,822
Commissions and Clearing Charges to Other Brokers	224,231
Occupancy and Equipment Rentals	222,940
Communications	171,956
Interest	96,918
Regulatory Fees	80,067
Total Expenses	7,289,836

Net Income	$	609,866

The accompanying notes are an integral part of these financial statements.

HUNTER ASSOCIATES, inc.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2013

Subordinated Borrowings - December 31, 2012	$ 2,400,000
Increases	-
Decreases	-
Subordinated Borrowings - December 31, 2013	$ 2,400,000

The accompanying notes are an integral part of these financial statements.

5

HUNTER ASSOCIATES, inc.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY (DEFICIT)
YEAR ENDED DECEMBER 31, 2013

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balance - December 31, 2012	$ 1,000	$ 1,397,030	$ (2,228,435)	$ (830,405)
Capital Distributions	-	(186,000)	-	(186,000)
Net Income	-	-	609,866	609,866
Balance - December 31, 2013	$ 1,000	$ 1,211,030	$ (1,618,569)	$ (406,539)

The accompanying notes are an integral part of these financial statements.

HUNTER ASSOCIATES, inc.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2013

OPERATING ACTIVITIES

Net Income	$	609,866
Noncash Items Included in Net Income		
Depreciation Expense		46,287
Loss on Disposal of Equipment		3,138
Changes In		
Due From Clearing Broker		42,828
Securities Owned		(520)
Prepaid and Other Assets		(46,655)
Accounts Payable, Accrued Expenses, and Other Liabilities		(298,269)
Net Cash and Cash Equivalents From Operating Activities		356,675
INVESTING ACTIVITIES		
Proceeds on Sale of Equipment		1,500
Furniture and Equipment Acquired		(219,255)
Net Cash and Cash Equivalents From Investing Activities		(217,755)
FINANCING ACTIVITIES		
Capital Distributions		(186,000)
Net Decrease in Cash		(47,080)
Cash and Cash Equivalents - Beginning		916,811
Cash and Cash Equivalents - Ending	$	869,731

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash Paid for Interest	$	96,919

The accompanying notes are an integral part of these financial statements.

1 - ORGANIZATION

Hunter Associates, inc. is a wholly owned subsidiary of H.A. Holdings, inc. (the "Parent"). The Company was incorporated in December 1999 and was organized under the laws of the Commonwealth of Pennsylvania.

The Company operates as a securities broker-dealer, registered with the Financial Industry Regulatory Authority ("FINRA") and as an investment advisor registered with the Securities and Exchange Commission ("SEC"). The Company executes principal (proprietary) and agency (customer) securities transactions and provides other investment services.

The Company clears securities transactions through Pershing LLC, a member of the New York Stock Exchange, Inc. and NASDAQ, on a fully disclosed basis. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. As such, the Company operates under the (k)(2)(ii) exemptive provisions of the Securities and Exchange Commission ("SEC") Rule 15c3-3.

2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of Hunter Associates, inc. are presented on the accrual basis of accounting and are prepared in conformity with U.S. generally accepted accounting principles ("GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could vary from the estimates that were used.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the settlement date. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a settlement date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a settlement date basis. In the opinion of management, the difference in settlement date versus trade date reporting is not considered material to the financial statements.

Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurement.*

Cash and Cash Equivalents and Concentrations of Credit Risk

The Company maintains balances on deposit with financial institutions and it's clearing broker. Those organizations are located in Pennsylvania (financial institutions) and New Jersey (clearing broker). Certain of the cash accounts maintained at financial institutions are insured by the Federal Deposit Insurance Corporation ("FDIC"). The cash accounts maintained at the clearing broker are insured by the Securities Investor Protection Corporation ("SIPC"). At certain times during the year, the Company's cash balances may exceed the insured limits. The Company has not experienced any losses associated with these accounts.

2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents and Concentrations of Credit Risk (Continued)

For purposes of reporting cash flows, the Company considers checking accounts and balances maintained at the clearing organization to be cash equivalents. Financial instruments which potentially expose the Company to concentrations of credit risk consist of cash, demand deposits and highly-liquid investments with financial institutions.

For purposes of the statement of cash flows, the Company includes amounts on deposit with banks and amounts invested in money market instruments with other financial institutions as cash and cash equivalents.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, institutional and individual investors, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost. Depreciation is provided on straight-line and accelerated methods using estimated useful lives ranging from five to thirty-one years. Depreciation expense for the year ended December 31, 2013, amounted to approximately $46,300.

Investment Advisory Fees

Investment advisory fees charged to customers are billed quarterly but are recognized on a pro rata basis over the quarter as earned.

Income Taxes

The Company has elected treatment as a qualified subchapter S subsidiary (QSub) of its parent for federal and state income taxation purposes. As a QSub, the Company's operating results are combined with its Parent's (an S corporation) income tax returns. This election relieves the Company of most federal and state income tax liability, with its income being taxable directly to its Parent's stockholders.

The Company follows the guidance of the FASB ASC topic on Income Taxes. No amounts have been recognized within the financial statements for taxes, interest, or penalties relating to uncertain tax positions. In addition, the Company does not anticipate any changes to their tax positions within the next twelve months. In general, the Company's tax positions for open tax years remain subject to examination by the tax authorities in the jurisdictions in which the Company operates.

Advertising Costs

Advertising costs are charged to operations when the advertisement takes place. Advertising expense was approximately $11,000 in 2013 and is included in the accompanying statement of income under the caption "Other" expenses.

2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Subsequent Events Evaluation

The accompanying financial statements include an evaluation of events or transactions that have occurred after December 31, 2013 and through February 18, 2014, the date the financial statements were issued.

3 - FAIR VALUE

Fair Value Hierarchy

FASB ASC defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1:   inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2:   inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3   are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Processes and Structure

Management is responsible for the Company's fair value valuation policies, processes, and procedures. These control processes are designed to assure that the values used for financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not available, the control processes are designed to assure that the valuation approach utilized is appropriate and consistently applied and that the assumptions are reasonable.

3 - FAIR VALUE (CONTINUED)

Fair Value Measurements

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

There have been no changes in the methodologies used at December 31, 2013.

Money Market Mutual Funds are valued at closing price reported on the active market on which the individual securities are traded.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2013.

	Level 1	Level 2	Level 3	Total
Assets				
Money Market Mutual Fund	$ 974,643	$ -	$ -	$ 974,643

There were no transfers between Level 1 and Level 2 during the year.

4 - DUE FROM CLEARING BROKER

Amounts receivable from the Company's clearing broker at December 31, 2013 consisted approximately of the following:

Deposits With Clearing Broker	$ 100,000
Receivable From Clearing Broker	212,406
	$ 312,406

The Company clears its proprietary transactions and customer transactions on a fully disclosed basis through Pershing LLC. The receivable from clearing broker indicated above represents the net amount due from Pershing LLC.

5 - RELATED PARTY TRANSACTIONS

The Company has an agreement with its Parent through which the Parent provides various management and advisory services to the Company. The agreement calls for annual renewal until terminated by either party. Under the terms of the agreement, the Company incurred and paid management fees expense of approximately $691,500 for the year ended December 31, 2013.

6 - RETIREMENT PLAN

The Company sponsors a 401(k) profit sharing plan (the "Plan") that covers all employees that meet the eligibility requirements, as defined. The Plan allows employee salary deferrals up to amounts allowed under tax laws and regulations. The Plan also provides for employer matching contributions. Employer retirement contributions are accrued and funded on a current basis. Retirement plan expense under the Plan amounted to approximately $104,400 for the year ended December 31, 2013.

7 - COMMITMENTS AND CONTINGENCIES

The Company leases office space and equipment under several short-term and long-term operating lease agreements that expire in various years through December 2023. The Company's office lease agreements call for a base rent plus a proportionate share of the property's taxes and operating costs. The agreements also contain provisions for renewal of the leases for up to two additional five-year periods at rental rates based upon prevailing market rates at the time of renewal. For the year ended December 31, 2013, rent expense under the leases was approximately $222,900.

Approximate future minimum lease obligations under non-cancelable operating leases having remaining lease terms in excess of one year for each of the next five (5) years and in total are:

Year Ending
December 31,

2014	$ 272,500
2015	277,800
2016	278,500
2017	219,400
2018	68,800
Thereafter	359,900
	$ 1,476,900

8 - SUBORDINATED DEBT - RELATED PARTIES

During 2012, the Company entered into a series of subordinated loans with certain stockholders of the Parent company. The loans have outstanding balances totaling $2.4 million at December 31, 2013. The provisions of the subordinated loans call for the Company to make semi-annual payments of interest at a rate of 4%. The loans mature in November 2016 with no fixed repayment terms until maturity. Interest incurred and paid during 2013 amounted to $96,000.

8 - SUBORDINATED DEBT - RELATED PARTIES (CONTINUED)

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

In the opinion of management, the fair value of the subordinated notes is the same as the carrying value of the notes.

9 - NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the net capital rule adopted by the Securities and Exchange Commission and administered by the Financial Industry Regulatory Authority. This rule requires that the Company's "aggregate indebtedness" not exceed fifteen times its "net capital," as defined. The Financial Industry Regulatory Authority may require a broker-dealer to reduce its business activity if the capital ratio should exceed 12 to 1 and may prohibit a broker-dealer from expanding business if the ratio exceeds 10 to 1. At December 31, 2013, the Company's net capital under the uniform net capital rule was approximately $1.51 million which exceeded the minimum capital requirements by approximately $1.26 million. The Company's ratio of aggregate indebtedness to net capital at December 31, 2013, was .41 to 1.

10 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes (through its clearing broker) customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet credit risk in the event the margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, require the customer to deposit additional collateral or to reduce positions when necessary.

The Company's principal (proprietary) securities transactions are recorded on a settlement date basis. All unsettled trades were closed subsequent to December 31, 2013, with no loss to the Company.

The Company's customers are located primarily in Pennsylvania; accordingly, they are subject to the economic environment of this geographic area. Securities owned by the Company are primarily publicly traded corporate stocks. No off-balance-sheet credit risk exists with respect to these securities, and collateral is not obtained.

SUPPLEMENTARY INFORMATION
PURSUANT TO SEC RULE 17a-5

HUNTER ASSOCIATES, inc.
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2013

NET CAPITAL

Stockholder's Deficit			$ (406,539)
Additions:			
Subordinated Borrowings			2,400,000
Deductions			
Nonallowable Assets:			
Other Assets	$	162,839	
Furniture and Equipment, Net		297,268	
Haircuts on Securities Owned		19,493	479,600
Net Capital			$ 1,513,861

AGGREGATE INDEBTEDNESS

Accounts Payable, Accrued Expenses, and Other Liabilities	$	623,376

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net Capital Requirement (Greater of 6⅔% of Aggregate Indebtedness or $250,000)	$	250,000
Net Capital in Excess of Amount Required		1,263,861
Net Capital	$	1,513,861
Ratio of Aggregate Indebtedness to Net Capital		.41 to 1

See independent auditors' report.

14

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2013)

Net Capital, as Reported in Company's Part II (Unaudited) Focus Report, as Originally Filed	$	1,513,861
Difference		-
Net Capital, as Reported in the Audited Financial Statements	$	1,513,861

See independent auditors' report.

Hunter Associates, inc. claims exemption based on Regulation 240.15c3-3 under (k)(2)(ii). As an introducing broker or dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker (Pershing: SEC#8-17574) or other distributors. Hunter Associates, inc. promptly transmits all customer funds and securities to the clearing broker or other distributors, who carry all of the accounts of such customers and maintain and preserve such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or other distributors.

OTHER INFORMATION



Lally & Co.

CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Hunter Associates, inc.
Pittsburgh, Pennsylvania

In planning and performing our audit of the financial statements of **Hunter Associates, inc.** (the "Company"), a wholly owned subsidiary of H.A. Holdings, inc., for the year ended December 31, 2013, in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in the internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, SEC, Financial Industry Regulatory Authority ("FINRA") and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

[signature]

February 18, 2014



Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

Lally&Co.
CPAs and Business Advisors

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC GENERAL ASSESSMENT RECONCILIATION

To the Board of Directors
Hunter Associates, inc.
Pittsburgh, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying schedule of assessment and payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by **Hunter Associates, inc.** (the "Company"), a wholly owned subsidiary of H.A. Holdings, inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. ("FINRA"), SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records (vendor disbursement records) entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (SIPC assessment analysis, 2013 interim financial statements, and Company general ledger account analyses), noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (SIPC assessment analysis, 2013 interim financial statements, and Company general ledger account analyses) supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Vacny & Co. LLC

February 18, 2014

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended **12/31/2013**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

> 044779   FINRA   DEC
> HUNTER ASSOCIATES INC   12*12
> 436 7TH AVE 5TH FL
> PITTSBURGH PA 15219-1826

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) — $ __13,886__

   B. Less payment made with SIPC-6 filed (**exclude interest**) — (__7,704__)

   __7/25/2013__
   Date Paid

   C. Less prior overpayment applied — (_____)

   D. Assessment balance due or (overpayment) — __6,182__

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum — _____

   F. Total assessment balance and interest due (or overpayment carried forward) — $ __6,182__

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) — $ __6,182__

   H. Overpayment carried forward — $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Hunter Associates, inc.
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the __11__ day of __February__, 201__4__.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____   _____   _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions: _____

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 7,899,702

2b. Additions:
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   −

(2) Net loss from principal transactions in securities in trading accounts.   −

(3) Net loss from principal transactions in commodities in trading accounts.   −

(4) Interest and dividend expense deducted in determining item 2a.   −

(5) Net loss from management of or participation in the underwriting or distribution of securities.   −

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   −

(7) Net loss from securities in investment accounts.   −

   Total additions   −

2c. Deductions:
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   2,087,881

(2) Revenues from commodity transactions.   −

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   160,492

(4) Reimbursements for postage in connection with proxy solicitation.   −

(5) Net gain from securities in investment accounts.   −

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   −

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   −

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):   −

   (Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 96,918

   (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ −

   Enter the greater of line (i) or (ii)   96,918

   Total deductions   2,345,291

2d. SIPC Net Operating Revenues $ 5,554,411

2e. General Assessment @ .0025 $ 13,886

(to page 1, line 2.A.)

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